May 2, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tim Buchmiller

Re:	Xilio Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 30, 2024

File No. 333-279015

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xilio Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-279015), so that it may become effective at 4:00 p.m. Eastern time on May 6, 2024, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Very truly yours,

XILIO THERAPEUTICS, INC.

By:/s/ René Russo

René Russo

President and Chief Executive Officer